

February 27, 2013

Via E-mail
Mr. Mohd Aris Bernawi, Chief Executive Officer
Global MobileTech, Inc.
1312 North Monroe
Suite 750
Spokane, WS 99201

> **Re: Global MobileTech, Inc.**
> **Form 10-K for the Year Ended June 30, 2012**
> **Filed October 24, 2012**
> **Forms 10-Q for Fiscal Quarters Ended**
> **September 30, 2012 and December 31, 2012**
> **Filed November 19, 2012 and February 6, 2013**
> **File No. 000-53493**

Dear Mr. Bernawi:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   Revenues, page 31

Please tell us and disclose the reason for the $2.3 million or 25% decrease in your revenues from your Renewable Energy segment. You disclose the explanation for the

Mr. Mohd Aris Bernawi
Global MobileTech, Inc.
February 27, 2013
Page 2

significant decrease in revenues from your mobile VoIP communications and mobile advertising segment for the year ended June 30, 2012, but there is not a discussion regarding the significant decline in revenue from the Renewable Energy segment.

Item 8. Financial Statements and Supplementary Data

Note 1, Significant Accounting Policies

2.   General Organization and Business, pages 45-46, and Item 1. Business, History and Background, page 6

Please tell us and disclose your involvement and accounting for a 30% equity interest in a new joint venture company, MaxCents Sdn Bhd based in Malaysia. Also, please tell us if this entity meets the criteria of a variable interest entity (VIE) based on the guidance contained in Accounting Standards Codification (ASC) 805, Consolidation. If this joint venture is within the scope of the VIE guidance of ASC 805, please disclose whether you are the primary beneficiary and should consolidate this entity.

3.   Earnings per Common Share, page 48

Please provide a reconciliation of your weighted-average number of common shares outstanding for basic and diluted earnings per share (EPS) at June 30, 2012 and 2011, as required under ASC 260, Earnings Per Share. We note your disclosure of the weighted-average number of outstanding dilutives shares excluded from the EPS calculation at June 30, 2012 and 2011, but not the disclosure of dilutive common share equivalents.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 65

4.   Please provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting and disclose management's assessment of the effectiveness of your internal controls over financial reporting, as required under Item 308 of Regulation S-K. Your report provides management's responsibility for establishing and maintaining adequate internal over financial reporting, but does not contain the other two required elements.

5.   In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act, Exhibits 32.1 and 32.2 (Section 906 Certification)

6.   Please amend your Form 10-K and Forms 10-Q to file certifications from your principal executive and principal financial officers as required by SEC Release No. 33-8238. We note that your Section 906 certifications are deemed not to have been filed with the Commission. Please ensure all future Section 906 certifications are filed with the Commission.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage for

                                        Larry Spirgel
                                        Assistant Director